SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment ___)*

Clarus Therapeutics Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

18271L 107

(CUSIP Number)

James E. Thomas

Thomas, McNerney & Partners

12527 Central Ave. NE $297

Minneapolis, MN 55434

(203) 978-2010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18271L 107

1.	Names of Reporting Persons. James E. Thomas
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,498,571
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,498,571

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,498,571
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.3%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 18271L 107

1.	Names of Reporting Persons. Thomas, McNerney & Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,438,431
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,438,431

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,438,431
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 18271L 107

1.	Names of Reporting Persons. Thomas, McNerney & Partners II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,031,787
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,031,787

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,031,787
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 18271L 107

1.	Names of Reporting Persons. Thomas, McNerney & Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,436,725
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,436,725

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,436,725
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 18271L 107

1.	Names of Reporting Persons. Thomas, McNerney & Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,020,674
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,020,674

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,020,674
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 18271L 107

1.	Names of Reporting Persons. TMP Nominee, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,383
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,383

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,383
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) >0.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 18271L 107

1.	Names of Reporting Persons. TMP Nominee II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,970
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 19,970

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,970
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 18271L 107

1.	Names of Reporting Persons. TMP Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,706
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,706

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,706
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) >0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 18271L 107

1.	Names of Reporting Persons. TMP Associates II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,113
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,113

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,113
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

Item 1. Security and Issuer

This Schedule 13D relates to the shares of common stock, $0.0001 par value per share (“Common Stock”), of Clarus Therapeutics Holdings, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 555 Skokie Boulevard, Suite 340, Northbrook, Illinois 60062.

Item 2. Identity and Background

(a)

This Schedule 13D is being filed by James E. Thomas, a United States citizen, Thomas, McNerney & Partners, LLC, a Delaware limited liability company (“TMP LLC”), Thomas, McNerney & Partners II, LLC, a Delaware limited liability company (“TMP II LLC”), Thomas, McNerney & Partners, L.P., a Delaware limited partnership (“TMP Partners”), Thomas, McNerney & Partners II, L.P., a Delaware limited partnership (“TMP Partners II”), TMP Nominee, LLC, a Delaware limited liability company (“TMP Nominee”), TMP Nominee II, LLC, a Delaware limited liability company (“TMP Nominee II”), TMP Associates, L.P., a Delaware limited partnership (“TMP Associates”), and TMP Associates II, L.P., a Delaware limited partnership (“TMP Associates II,” and together with each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”).

The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1.

(b)	The address of the principal business office of each of the Reporting Persons is 12527 Central Avenue NE #297, Minneapolis, MN 55434.

(c)	The principal business of each of the Reporting Persons is the venture capital investment business.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Item 2(a) of this Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

On September 9, 2021 (the “Closing Date”), the Issuer (f/k/a Blue Water Acquisition Corp. (“Blue Water”)), consummated the previously announced business combination pursuant to the terms of the Agreement and Plan of Merger, dated April 27, 2021 (the “Merger Agreement”), by and among the Issuer, Blue Water Merger Sub Corp., a Delaware corporation (“Merger Sub”) and Clarus Therapeutics, Inc., a Delaware corporation (“Legacy Clarus”).

Pursuant to the terms of the Merger Agreement, a business combination between the Issuer and Legacy Clarus was effected through the merger of Merger Sub with and into Legacy Clarus, with Legacy Clarus surviving as the post-merger company and as a wholly owned subsidiary of the Issuer (the “Merger” and, collectively with the other transactions described in the Merger Agreement, the “Business Combination”). On the Closing Date, the Issuer changed its name from Blue Water Acquisition Corp. to Clarus Therapeutics Holdings, Inc.

In accordance with the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (A) an aggregate of 17,751,348 shares of Common Stock were issued to the holders of (i) certain shares of Legacy Clarus preferred stock issued and outstanding immediately prior to the Effective Time (such shares, the “Legacy Clarus Consideration-Receiving Preferred Stock”) and (ii) the holders of certain convertible and non-convertible promissory notes of Legacy Clarus outstanding as of the Effective Time (such notes, the “Legacy Clarus Consideration-Receiving Notes”); (B) warrants to purchase an aggregate 61,146 shares of Legacy Clarus stock were converted into warrants to purchase an aggregate 9,246 shares of Common Stock (such converting warrants, the “Legacy Clarus Converting Warrants”) and (C) all shares of Legacy Clarus capital stock (other than the Legacy Clarus Consideration-Receiving Preferred Stock), and all outstanding options, warrants or rights to purchase or subscribe for any Legacy Clarus capital stock, securities convertible into or exchangeable for, or that otherwise conferred on the holder any right to acquire any capital stock of Legacy Clarus (in each case, other than the Legacy Clarus Consideration-Receiving Notes and the Legacy Clarus Converting Warrants), whether or not exercised prior to the Effective Time, were cancelled, retired and terminated without any consideration or any liability to Legacy Clarus with respect thereto. In addition, all shares of Class B common stock, par value $0.0001 per share, of the Issuer into Class A common stock in accordance with the Issuer’s amended and restated certificate of incorporation, and subsequently reclassified as Common Stock.

Item 4. Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock set forth in Item 5(c) and hold their shares of Common Stock for investment purposes.

Each Reporting Person expects to continuously review such person’s investment in the Issuer and, depending on various factors including but not limited to, the price of the shares of Common Stock, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals and compliance with applicable securities laws and regulatory requirements, dispose or distribute some or all of its of his Common Stock or such other securities as it or he owns or may subsequently acquire depending on various factors, including but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as the liquidity and diversification objectives.

Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plans or proposals that relates or would result in any of the transactions or other matters specified in clauses (a) though (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

The information set forth in Item 6 below is incorporated by reference to this Item 4.

Item 5. Interest in Securities of the Issuer

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 21,725,817 outstanding shares of Common Stock as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on September 15, 2021.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)	The information set forth in Item 3 is incorporated by reference to this Item 5(c).

(d)

No person other than the Reporting Persons disclosed in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement

On September 9, 2021, the Reporting Persons entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Issuer and certain other stockholders of the Issuer. Pursuant to the Registration Rights Agreement, the Issuer filed a registration statement (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”) covering the resale of shares of Common Stock issued to certain Legacy Clarus securityholders party thereto in the Merger, including the Reporting Persons. The Registration Statement became effective on October 7, 2021.

References to and the description of the Registration Rights Agreement set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Registration Rights Agreement, which is attached hereto as Exhibit 2 and incorporated by reference herein.

Lock-Up Agreement

In connection with the Merger, on September 9, 2021, the Reporting Persons entered into lock-up agreements (the “Lock-up Agreements”), pursuant to which, among other things, each agreed to certain transfer restrictions of its Common Stock for a period of 180 days after the Closing Date, subject to certain exceptions. (subject to early release if the Issuer consummates a liquidation, merger, capital stock, reorganization exchange or other similar transaction with an unaffiliated third party that results in all of the Issuer’s stockholders having the right to exchange their equity holdings in the Issuer for cash, securities or other property): (x) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any restricted securities, (y) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the restricted securities, or (z) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (x), (y) or (z) above is to be settled by delivery of restricted securities or other securities, in cash or otherwise (in each case, subject to certain limited permitted transfers where the recipient takes the shares subject to the restrictions in the Lock-Up Agreements).

References to and the description of the Lock-up Agreements set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the form of Lock-up Agreement, which is attached hereto as Exhibit 3 and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Exhibit 1     Joint Filing Agreement

Exhibit 2     Registration Rights Agreement, dated September 9, 2021, by and among the Issuer, Blue Water Sponsor LLC and Legacy Clarus securityholders party thereto (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on September 15, 2021)

Exhibit 3     Form of Stockholder Lock-Up Agreement by and between the Issuer and the stockholder of Legacy Clarus party thereto (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed on September 15, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2021

/s/ James E. Thomas
JAMES E. THOMAS

THOMAS MCNERNEY & PARTNERS, L.P.

By:	Thomas, McNerney & Partners, LLC, its general partner

By:	/s/ James E. Thomas
Name:	James E. Thomas
Title:	Manager

TMP NOMINEE, LLC

By:	/s/ James E. Thomas
Name:	James E. Thomas
Title:	Manager

TMP ASSOCIATES, L.P.

By:	Thomas, McNerney & Partners, LLC, its general partner

By:	/s/ James E. Thomas
Name:	James E. Thomas
Title:	Manager

THOMAS, MCNERNEY & PARTNERS, LLC

By:	/s/ James E. Thomas
Name:	James E. Thomas
Title:	Manager

THOMAS, MCNERNEY & PARTNERS II, L.P.

By:	Thomas, McNerney & Partners II, LLC, its general partner

By:	/s/ James E. Thomas
Name:	James E. Thomas
Title:	Manager

TMP NOMINEE II, LLC

By:	/s/ James E. Thomas
Name:	James E. Thomas
Title:	Manager

TMP ASSOCIATES II, L.P.

By:	Thomas, McNerney & Partners II, LLC, its general partner

By:	/s/ James E. Thomas
Name:	James E. Thomas
Title:	Manager

THOMAS, MCNERNEY & PARTNERS II, LLC

By:	/s/ James E. Thomas
Name:	James E. Thomas
Title:	Manager